04035771

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Global Cogenix Industrial Corporation

*CURRENT ADDRESS 214- 3540 West 41st Ave
Vancouver, B.C. V6N 3E6

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 27 2004 B
THOMSON FINANCIAL

FILE NO. 82- 2990 FISCAL YEAR 1/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: BBS
DAT : 7/23/04

RECEIVED
2004 JUN -3 A 9:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GLOBAL COGENIX INDUSTRIAL CORPORATION

ARLS
1-31-02

ANNUAL REPORT

JANUARY 31, 2002

GLOBAL COGENIX INDUSTRIAL CORPORATION
NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of GLOBAL COGENIX INDUSTRIAL CORPORATION (the 'Company') will be held on July 25, 2002 at Suite 1000-625 Howe St., Vancouver, B.C. at the hour of 11:00a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.
2. To receive and consider the audited financial statements of the Company for the period ending January 31, 2002 together with the auditor's report therein.
3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.
4. To elect directors to hold office until the next Annual General Meeting.
5. To consider and, if thought fit, approve an ordinary resolution to grant incentive stock options to insiders, directors and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per shares, as may be decided by the board of directors in their absolute discretion in accordance with the policies of the British Columbia Securities Commission and the Canadian Venture Exchange subject to acceptance by the British Columbia Securities Commission and the Canadian Venture Exchange, to ratify and approve the granting of stock options previously granted to insiders, directors and employees of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.
6. To consider, and if thought fit, approve an ordinary resolution to grant incentive stock options to permitted consultants of the Company and/or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the British Columbia Securities Commission Blanket Order & Ruling #96/15 and subject to acceptance by the Canadian Venture Exchange, to ratify and approve the granting of stock options previously grant to permitted consultants of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.
7. To consider, and if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.
8. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 14th day of June 2002

BY ORDER OF THE BOARD OF DIRECTORS
OF GLOBAL COGENIX INDUSTRIAL CORPORATION

Signed *"Arthur W Lilly'* Arthur W. Lilly, President

GLOBAL COGENIX INDUSTRIAL CORRPORATION
INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT June 14, 2002

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of the Company for use at the Annual General Meeting (the "Meeting") pf the members (shareholders) of GLOBAL COGENIX INDUSTRIAL CORPORATION (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each member having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each member is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

THE PERSONS NAMED IN THE ACCOMPANYING PROXY ARE REPRESENTATIVES OF THE COMPANY. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OF INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not known to the management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.

COMLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT. PACIFIC CORPORATE TRUST COMPANY, 1000-625 HOWE STREET, VANCOUVER, B.C., V6C 3B8 AT LEAST 48 HOURS, (EXCLUDING STATURDAYS, SUNDAYS, AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1300-1111 West Georgia Street, Vancouver, B. C. V6E 4M3, at any time up to and including the laast business day preceding the day of the Meeting, or any adjournment thereof or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. 16,209,927 common shares of the Company are presently issued and outstanding.

Only those common shareholders of record on June 16, 2002 will be entitled to vote at the meeting or any adjournment thereof.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

Name	Number of Shares	Percentage of Outstanding Shares
Arthur W. Lilly	1,973,380	12.1%

ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for elections as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.

Management proposes to fix the number of directors of the Company at four (4) and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name & present Position with the Company	Date first Appointed	Present occupation and if not elected director, occupation for past five years	Number of Shares owned
Arthur W.Lilly, C.A. President	Dec 30,'98	Director of the Company, formerly Vice-president of Finance of Canlan Investment Corp. of Vancouver	1,403,000 (direct) 592,380 (indirect)
Robert Hughes Director	Dec 31, '98	Director of the Company, and President of Advance Intl. Inc. and General Energy Corporation	100 (direct) 1,250,000 (indirect)
Arthur Willson Lilly, Jr. Director	Feb 10, '01	Director of the Company and Hydro Projects Consultant	50,000 (direct)
John B Ross Director	June 10, '02.	President, Rosstree Capital Corporation	200,000 (indirect)

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada. Details of remuneration paid to the Company's executive officers is set out under the heading "Remuneration of Management and Executive Compensation" below.

The Company's audit committee consists of Arthur W. Lilly, Robert Hughes and Arthur Willson Lilly Jr.

Advance notice of this meeting inviting nomination for directors of the Company as required by section 111 of the *Company Act*, British Columbia, was published in the Vancouver Province Newspaper on May 23, 2002.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

Annual Compensation					Long Term Compensation			
					Awards		Payouts	
Name & Principal Position	**Year Ending Jan 31**	**Salary $**	**Bonus $**	**Other Annual Compen ation $**	**Securities under options granted**	**Restricted shares or restricted shares units**	**LTIP Payouts $**	**All other Compens ation $**
Arthur W. Lilly	2002	-	-	60,000(1)	-	-	-	Nil
	2001	-	-	60,000(1)	-	-	-	Nil
	2000	-	-	60,000(1)	-	-	-	Nil
Robert Hughes	2002	-	-	-	-	-	-	Nil
	2001	-	-	-	-	-	-	Nil
	2000	-	-	27,675(2)	-	-	-	Nil

(1) paid to Utica Resources Ltd., a company controlled by Arthur W. Lilly
(2) paid to Palo Verde Investment Corp., a company controlled by Robert Hughes

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities under options granted (#common shares)	% of Total options granted to employees in financial year	Exercise price or base security ($/Security)	Market Value of securities underlying options on the date of grant ($/Security)	Expir Ation date
NIL	NIL	NIL	NIL	NIL	NIL

AGGREGATE OPTION/SAR EXERCISES DURING THEMOST RECENTLY COMPLETED FINANCIAL YEAR AND THE FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities acquired on exercise(#)	Aggregate value realized ($)	Unexercised Options at F/Y end (#) Exercisable/ unexercisable	Value of unexercised in the money options at F/Y end ($) exercisable / unexercisable
NIL	NIL	NIL	NIL	NIL

Neither the Company nor any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers' which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the company and its subsidiaries or from a change of control of the Company or any subsidiaries of the Company or a change in the executive officers' responsibilities following a change of control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements included with this information circular.

None of the Directors of Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect in any transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements which will follow the mailing of this information circular.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons in the enclosed Proxy intend to vote for the appointment of Wolrige Mahon Chartered Accountants, Vancouver British Columbia, as auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers at the Company or a subsidiary thereof. Refer to the heading "Remuneration of Management and Executive Compensation" for further details with respect to management contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is the policy of the TSX Venture Exchange that shareholder approval to the granting of options be received prior to the exercise of incentive stock options granted to the directors and employees and with respect of amendments to an incentive stock option agreement if the option as originally constituted was approved by shareholders or the optionee is a director or employee of the Company at the time of the amendment.

Accordingly, shareholder approval will be sought for an ordinary resolution to grant incentive stock options to insiders, directors and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the policies of the British Columbia Securities Commission and the TSX Venture Exchange, and subject to acceptance by the British Columbia Securities Commission and the TSX Venture Exchange, to ratify and approve the granting of stock options previously granted to insiders, directors and employees of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.

The shareholders of the Company will also be asked to pass a resolution at the meeting authorizing the directors to grant incentive stock options to permitted consultants of the Company and/or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such price per share, as may be decided by the board of directors in their absolute discretion in accordance with the British Columbia Securities Commission Blanket Order & Ruling # 96/15 and subject to acceptance by the TSX Venture Exchange, to ratify and approve the granting of stock options previously granted to permitted consultants of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options. BOR#96/15 outlines the requirements and procedures associated with the granting of stock options to permitted consultants which include, among other things, that approval of disinterested members be provided prior to the exercise of stock options granted to a permitted consultant who is a related person (as defined in BOR#96/15). Pursuant to TSX Venture Exchange Policy 23, the foregoing options must be approved by a majority of votes cast at a shareholders' meeting other than votes attached to securities beneficially owned by insiders of the Company, and associates of insiders. Non-voting and subordinate voting shares, if any, are to be given full voting rights in these circumstances.

Accordingly, any person who has been granted an option as a permitted consultant which has been previously approved by shareholders or may be granted an option as a permitted consultant prior to the next annual general meeting will not be permitted to vote on this resolution.

OTHER MATERIAL FACTS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Dated this 14th day of June 2002

ON BEHALF OF THE BOARD OF DIRECTORS

Signed *"Arthur W. Lilly"*

Arthur W. Lilly, President

The Company has entered into a 50% Joint Development Agreement with the Edmonton Power Corporation (EPCOR) to develop the 10 Megawatt Log Creek Hydroelectric Project. The Company considers EPCOR a major producer in the power generation industry and that this relationship will enhance shareholder value.

The Company, and other investors are in the process of obtaining a water license application for Kookipi Creek which flows into the Nahatlach River, as does Log Creek. Kookipi Creek has slightly higher water flows than Log Creek and will enhance the Log Creek project by reducing construction costs if both projects are constructed simoultaneously. Operating costs of both projects will be favourably impacted when both power plants are operating.
The Permitting and Licensing phase will commence at Kookipi Creek when final arrangements as to ownership, financing and management are determined.

On behalf of the Board

Global Cogenix Industrial Corporation

"Arthur W. Lilly"

Arthur W. Lilly, President

GLOBAL COGENIX INDUSTRIAL CORPORATION
(the "Company")
Suite 214-3540 West 41st Avenue, Vancouver, B.C. V6N 3E6
TEL (604) 682-2201 FAX (604) 682-0318

REPORT TO THE SHAREHOLDERS

June 14, 2002

Trading Symbol: GGX

Global Cogenix Industrial Corporation (the "Company") has been focusing on its core business, which is the generation of hydroelectric power for resale.

The company's operation today consists of a 25% interest in a Partnership that operates the hydroelectric facility located at Scuzzy Creek near Boston Bar, B.C. During the year 2001 this 7 megawatt hydroelectric plant returned to the Company $41,536 cash plus principal and interest payments required for the long-term mortgage. The Boston Bar power plant is well financed and it is anticipated that in 2002 the operation will continue to make a cash distribution to the partners. As reported last year, the Company was successful in a law suit with RBC Dominion Securities Ltd. The Company was awarded special costs and is awaiting collection of the funds from RBC Dominion Securities Ltd. To date 50% of the legal costs have been paid however, the plaintiff's lawyers are trying to have the special costs awarded downgraded to ordinary costs and have appealed the findings of the Supreme Court Judge.

As mentioned, the Supreme Court dismissed with costs, the RBC Dominion securities subsidiary writ filed in 1993 against the original partners (plus Global Cogenix Industrial Corporation) of the Scuzzy Creek Hydroelectric Project. This lawsuit has seriously affected the operations of Global Cogenix Industrial Corporation over the last few years and it is regrettable that your company was ever mentioned in the lawsuit since it was not an original partner and had no agreement with the plaintiff which the trial judge concurred.

Global Cogenix is now focused on developing a hydroelectric project at "Log Creek" located near Boston Bar, B.C. The Company has commenced the necessary studies and reports that are required before the Provincial government approves the project and a power purchase contract is consummated. The total cost of the project will approximate $13,000,000, depending upon the size of the generation facility.

GLOBAL COGENIX INDUSTRIAL CORPORATION

Vancouver, B.C.

CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2002

WOLRIGE MAHON
Chartered Accountants

AUDITORS' REPORT

To the Shareholders of Global Cogenix Industrial Corporation:

We have audited the consolidated balance sheet of Global Cogenix Industrial Corporation as at January 31, 2002 and the consolidated statements of earnings and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2002 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

The consolidated balance sheet as at January 31, 2001 and the consolidated statements of earnings and deficit and cash flows for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 18, 2001.

Wolrige Mahon

CHARTERED ACCOUNTANTS

Vancouver, B.C.
May 22, 2002

Ninth Floor Commerce Place 400 Burrard Street Vancouver British Columbia V6C 3B7
Telephone: 604 684 6212 Fax: 604 688 3497
www.wolrigemahon.com

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENT OF EARNINGS AND DEFICIT

For the year ended January 31, 2002

	2002 $	2001 $
Revenue		
Partnership income (Note 4)	**213,654**	203,933
Consulting fees	**120,000**	-
	333,654	203,933
Expenses		
Business development costs	**982**	16,347
Capital tax	**(2,000)**	(9,500)
Communication and shareholder information	**3,803**	3,953
Consulting and management fees (Note 6)	**60,000**	60,003
Fees and licenses	**1,000**	8,040
Interest on long-term debt	**303,717**	302,328
Office and administration	**7,786**	8,990
Professional fees	**24,515**	52,880
Project investigation costs	**17,561**	14,519
Rent	**5,956**	21,237
Travel	**4,454**	5,853
	427,774	484,650
Net loss	**(94,120)**	(280,717)
Deficit, beginning end of year	**(8,025,751)**	(7,745,034)
Deficit, end of year	**(8,119,871)**	(8,025,751)
Loss per share		
Basic and diluted	**0.006**	0.020

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED BALANCE SHEET

January 31, 2002

	2002 $	2001 $
Assets		
Current		
Cash	**31,396**	4,205
Receivables	**7,309**	6,641
Prepaid expenses	**-**	469
	38,705	11,315
Log Creek Project (Note 3)	**112,500**	25,000
Boston Bar Limited Partnership (Note 4)	**2,345,442**	2,551,465
	2,496,647	2,587,780
Liabilities		
Current		
Payables and accruals (Note 9)	**99,112**	100,525
Current portion of long term debt (Note 7)	**102,000**	85,913
Due to related party (Note 6)	**1,200**	6,000
	202,312	192,438
Long term debt (Note 7)	**2,796,803**	2,828,690
	2,999,115	3,021,128
Share Capital and Deficit		
Share capital (Note 10)	**7,617,403**	7,592,403
Deficit	**(8,119,871)**	(8,025,751)
	(502,468)	(433,348)
	2,496,647	2,587,780

Approved by Directors:

_____________________ _____________________

GLOBAL COGENIX INDUSTRIAL CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended January 31, 2002

	2002 $	2001 $
Cash provided by (used in):		
Operating activities		
Net loss for the year	(94,120)	(280,717)
Items not affecting cash		
Share of income from limited partnership	(213,654)	(203,933)
Log Creek project costs written off	-	8,480
	(307,774)	(476,170)
Changes in other non-cash operating items	(1,613)	(54,949)
Cash flow used in operating activities	(309,387)	(531,119)
Investing activities		
Limited partnership drawings	419,677	482,487
Log Creek Project	(87,500)	-
Cash flow from investing activities	332,177	482,487
Financing activities		
Advances from (repayment of) long term debt	(15,799)	(153,516)
Advances from (to) related party	(4,800)	6,000
Issuance of share capital	25,000	200,000
Cash flow from financing activities	4,401	52,484
Net increase in cash	27,191	3,852
Cash, beginning of the year	4,205	353
Cash, end of the year	31,396	4,205

Note 1 Nature of Operations

The Company was incorporated in 1983 under the British Columbia Company Act. Its principal business activity is acquiring interests directly and indirectly in electric power generation projects. These financial statements are prepared on the assumption that the Company is a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Different bases of measurement may be appropriate when the Company is not expected to continue in operation for the foreseeable future. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations.

For the year ended January 31, 2002, the Company reported a net loss of $94,120 (2001: $280,717) and had a working capital deficiency of $163,607 (2001: $181,123).

Note 2 Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include the amounts of the Company and its wholly-owned subsidiary, Cogenix Power Corp.

Log Creek Project

The costs capitalized include the Company's share of acquisition costs of the water license application. All other costs incurred by the Company related to the project have been expensed.

Investment in Boston Bar Limited Partnership

The partnership is not subject to joint control. The Company, as a limited partner, does not have the ability to exercise control and the 25% interest in the Boston Bar limited partnership is accounted for on the equity basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes whereby the cost (benefit) of current and future income taxes is recognized as income tax expense in the determination of results of operations for the period. Future income tax liabilities (assets) are the amount of income taxes arising from taxable temporary differences between the tax bases of an asset or liability and its carrying amount in the balance sheet. Income taxes liabilities and assets are recognized when they are more likely than not to be realized and are measured using the income tax rates and laws that are expected to apply at the time of settlement or realization.

Note 2 Significant Accounting Policies (continued)

Incentive Stock Options

The Company grants to its directors and consultants incentive stock options to acquire a fixed number of shares in the Company, subject to regulatory guildelines. The options are exerciseable upon issue and have fixed exercise prices and expiry dates. Compensation expense is not recognized unless the exercise price of an options is less than the quoted market value of the stock on the grant date. Any consideration received on the exercise of options is credited to share capital.

Loss per Share

Basic loss per share has been calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share has been calculated using the weighted average number of common shares that would have been outstanding during the respective period had all of the stock options and warrants outstanding at year-end having a dilutive effect been converted into shares at the beginning of the year and the proceeds used to repurchase the company's common shares at the average market price for the year. Since the company is in a loss position this would be anti-dilutive, therefore, diluted loss per share is the same as basic loss per share.

Note 3 Log Creek Project

The Company acquired a water license application in 1998 relating to the Log Creek catchment area hydroelectric development. Permitting and environmental studies are underway to be filed for approval by the Provincial Government of British Columbia in order to obtain a water license and commence construction of a power plant.

In September 2001, the Company entered into a Joint Development Agreement with EPCOR Power Development Corporation ("EPCOR") to undertake a 50-50 joint venture for the development of the Log Creek hydroelectric power project. To earn its 50% interest, EPCOR agreed to pay the Company $100,000 of consulting fees, and pay the permitting, licensing, and build design costs of the project. In addition, EPCOR provided $90,500 for the balance of the purchase of the water license application, of which the Company must reimburse EPCOR (see Note 7).

The Company has also signed a consulting agreement with EPCOR to provide services in the development of Log Creek project. EPCOR will pay the Company $5,000 per month for a one year term commencing October 1, 2001.

Note 4 Boston Bar Limited Partnership

The Company owns a 25% interest in the Class A and B units of the Boston Bar Limited Partnership. The partnership was formed under the Limited Partnership Act (Ontario) for the purpose of constructing and operating a hydroelectric generating station. The Boston Bar generating station was commissioned in 1995.

Under the terms of the limited partnership agreement, the Company provided a limited recourse guarantee of the partnership's obligations, secured by a pledge of the Company's partnership units.

The Class A units are being held in trust and will be released when guaranteed debts of approximately $96,700 (2001: $117,000), related to the partnership, are paid or settled by the Company.

The financial statements of the limited partnership were audited by another firm of chartered accountants.

Note 4 Boston Bar Limited Partnership (continued)

The Company's investment is summarized as follows:

	2002 $	2001 $
Equity beginning of the year	**2,551,465**	2,830,019
Share of income	**213,654**	203,933
Drawings applied to long-term debt and interest	**(381,720)**	(381,798)
Drawings applied to guaranteed debts and other	**(37,957)**	(100,689)
Equity end of the year	**2,345,442**	2,551,465

Summarized financial information of the limited partnership for the years ended December 31, 2001 and 2000 is as follows:

	2002 $	2001 $
Balance Sheet		
Current assets	**749,347**	835,025
Property and equipment	**9,093,994**	9,788,086
	9,843,341	10,623,111
Current liabilities	**131,738**	212,980
Partners' equity	**9,711,603**	10,410,131
	9,843,341	10,623,111
Statement of Earnings		
Revenue	**2,240,955**	2,433,763
Operating expenses	**(540,434)**	(758,336)
Amortization	**(694,091)**	(694,091)
Net earnings	**1,006,430**	981,336

Note 5 Financial Instruments

The fair value of all items that meet the definition of a financial instrument approximate their carrying values. These items include cash, receivables, payables and accruals, due to related party and long-term debt. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant credit, currency or interest rate risk arising from these financial instruments.

Note 6 Related Party Transactions and Balances

During the year, the Company paid consulting and management fees $60,000 (2001: $60,003) to a company controlled by a director. During the year the Company paid accounting fees of $4,735 (2001: $3,000) and project development fees of $16,000 (2001:NIL) to relatives of a director. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due to related party are due to a company controlled by a director, and are without interest and specific terms of repayment.

Note 7 Long-Term Debt

	2002 **$**	2001 $
Loan relating to the investment in Boston Bar Limited Partnership, bearing interest at 10.75% per annum, compounded monthly, repayable in blended monthly payments of $31,874 over a twenty year term to 2015, secured by a fixed and specific mortgage over the generating station and the partnership units.	**2,711,556**	2,797,468
Advances owing to a partner for share of legal costs and accrued interest at 10% per annum, repayable from operations of the Boston Bar Limited Partnership.	**96,747**	117,135
Advances owing to EPCOR for share of costs and application of Log Creek water license. Repayment of the advances is due 90 days after commencement of commercial operations.	**90,500**	-
	2,898,803	2,914,603
Current portion of long-term debt	**(102,000)**	(85,913)
	2,796,803	2,828,690

Note 7 Long-Term Debt (continued)

Principal repayments on long-term debt for the next five years are as follows:

2003	102,000
2004	113,259
2005	125,762
2006	139,644
2007	155,060

Note 8 Income Taxes

The Company has losses for income tax purposes of approximately $5,700,000 available to reduce future years' taxable income. The related tax benefits of these deductions have not been recognized in the accounts as it is more likely than not that the benefits of the losses will expire before realization. The losses expire at various dates to 2009.

Note 9 Contingent Liabilities and Commitments

Canadian Power Funding Corporation commenced an action in the Supreme Court of British Columbia against the Company in connection with the Boston Bar hydroelectric project. The claim was dismissed in May 2001. The Company has a dispute over its accounts with the solicitors of record in the litigation. In 1999, the Company issued 474,212 shares in settlement of $71,132 owing to these solicitors. The shares are held by the Company and the settlement of the account remains unresolved.

Two shareholders commenced an action in the Supreme Court of British Columbia for failure to deliver 171,429 shares and warrants in a private settlement. The Company denies the claim and no provision has been made in the financial statements for any potential costs relating to this action which has been dormant from the original filing in January 1998.

The Company is party to a lease for office premises to October 2003 at a cost of approximately $5,850 per year.

Note 10 Share Capital

Authorized:

100,000,000 common shares of no par value

Issued:

	Shares	$
Balance, January 31, 2000	13,658,021	7,333,766
Shares issued		
for cash (i)	2,000,000	200,000
for debt settlement from subscriptions	390,906	58,637
Shares cancelled - returned to treasury	(90,000)	-
Balance, January 31, 2001	15,958,927	7,592,403
Shares issued on exchange of warrants (ii)	250,000	25,000
Balance at January 31, 2002	16,208,927	7,617,403

(i) Including 2,000,000 warrants to purchase one common share per warrant at $0.15 per share to March 9, 2002. These warrants were allowed to expire subsequent to the year-end.

(ii) During the year the Company issued 250,000 special warrants at $0.10 per special warrant. The warrants were exchanged for one common share plus an additional warrant. The additional warrants, which are outstanding at January 31, 2002, are exchangeable for one common share at a price of $0.125 to February 16, 2002 and at $0.15 to February 16, 2003.

Stock Options

	2002		2003	
	Shares	**Exercise Price**	Shares	Exercise Price
Opening	**950,000**	**0.18**	-	-
Granted	-	-	1,300,000	0.18
Cancelled	-	-	(350,000)	-
Closing	**950,000**	**0.18**	950,000	0.18

Subsequent to the year end the 950,000 stock options expired.